EXHIBIT 14


                           GREG MANNING AUCTIONS, INC.



  CODE OF ETHICS APPLICABLE TO CERTAIN FINANCIAL EXECUTIVES AT THE COMPANY AND
                            EACH OF ITS SUBSIDIARIES



                                    ARTICLE 1
                                  Introduction

      Greg Manning Auctions, Inc. (the "Company") hereby adopts this Code of Ethics (this "Code of Ethics") applicable to the Company's Chief Executive Officer, Chief Financial Officer, and Controller ("Required Covered Executives"), as well as the Chief Executive Officer, Managing Director, Chief Financial Officer, Financial Director and Controller of each of the Company's subsidiaries ("Voluntary Covered Executives"). (The Required Covered Executives and the Voluntary Covered Executives are hereinafter sometimes referred to collectively as the "Covered Executives".)

      The Covered Executives hold an important and elevated role in corporate governance. They are uniquely positioned and empowered to ensure that the Company's, and its stockholders', interests are appropriately balanced, protected and preserved. This Code of Ethics provides principles that the Covered Executives must adhere to and advocate and is intended to supplement any Company code of business conduct, which is also applicable to the above parties.

      Waivers of this Code of Ethics may be made only by the Company's Board of Directors (the "Board") and, with respect to waivers relating to Required Covered Employees, will be promptly disclosed in accordance with applicable law or regulations approved by the Securities and Exchange Commission.

                                   ARTICLE 2
                               General Obligations

      In performing his or her duties, each of the Covered Executives agrees to:

      o Act honestly and ethically with regard to all conflicts of interest, within potential or actual apparent between personal and professional relationships and refrain from using his or her position for personal gain or competing directly or indirectly with the Company.

      o Disclose to the Chairman of the Company's Audit Committee, the Chief Executive Officer or a member of the Board, in advance, if possible, any material relationship or transaction that may present a conflict of interest.

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      o     Require full, fair, accurate, complete, objective, timely and understandable disclosures in reports and documents that the Company or its subsidiaries file with, or submits to, the Securities and Exchange Commission, Nasdaq or any other government agency or self-regulatory organization, and in other public communications made by the Company or its subsidiaries.

      o Require that all Company financial practices concerning accounting, internal accounting controls and auditing matters meet the highest standards of professionalism, transparency and honesty.

      o Safeguard the confidentiality of non-public information about the Company and its customers acquired in the course of employment except when authorized or otherwise legally obligated to disclose. Confidential information obtained in the course of work will not be used for personal advantage.

      o Act in good faith, responsibly, with due care, competence, diligence and without knowingly misrepresenting material facts or allowing his or her better judgment to be subordinated.

      o Comply with all applicable rules and regulations of federal, state and local governments, the Securities and Exchange Commission, Nasdaq and other appropriate private and public regulatory agencies.

      o Responsibly use and control assets and other resources employed or entrusted to his or her supervision.

      o Promptly report any known violation of this Code of Ethics to the Chairman of the Company's Audit Committee.

                                   ARTICLE 3
                  Compliance with Laws and this Code of Ethics

      3.1   Procedures for Raising Concerns
            -------------------------------

      The Covered Executives are expected to comply with this Code of Ethics and to report any possible violation of this Code of Ethics by either (i) sending a letter or other writing to the Chairman of the Company's Audit Committee or (ii) sending a letter or other writing to the Company's principal executive offices to the attention of the Audit Committee of the Board.

      This Code should not be construed to prohibit Covered Executives from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.

      3.2   Procedures for Investigating and Resolving Concerns.
            ---------------------------------------------------

      Reports of possible violations will be forwarded to the Audit Committee. The Audit Committee may, in its discretion, assume responsibility for evaluating any possible

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violation and directing or conducting any investigation or may delegate any portion of such responsibility to the Board, another committee, or another person or entity. If the Audit Committee chooses to assume responsibility for evaluating any possible violation or directing or conducting any investigation where the investigation concerns a possible violation by a member of the Audit Committee, the Audit Committee, not including that member, shall assume such responsibility. The Audit Committee shall have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

      After conducting the investigation, the results will be evaluated and the Company shall authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. The Company reserves the right to take whatever action it believes appropriate, up to and including discharge of any employee determined to have engaged in improper conduct.

      The Company will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. The Company will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.

      3.3   Questions
            ---------

      Questions regarding this policy may be directed to the Company's General Counsel or the Chairman of the Company's Audit Committee.


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                 YOUR PERSONAL COMMITMENT TO THIS CODE OF ETHICS

I acknowledge that I have received and read the attached Code of Ethics applicable to the financial executives named therein and understand my obligations as an employee to comply with the Code of Ethics.

I understand that the Company can, at its sole discretion, change, update, eliminate, or deviate from the guidelines in this Code.

I understand that my agreement to comply with the Code of Ethics does not constitute or give rise to a contract of employment or a guarantee or promise of any kind.

Please sign here:                               Date:
                  -------------------------          --------------------------

Please print your name:____________________

Employee Number: ___________________________





This signed and completed form must be returned to Carol Meltzer, General Counsel, at Greg Manning Auctions, Inc., 775 Passaic Avenue, West Caldwell, New Jersey 07006